Exhibit 99.1

Hey everyone,

My name is Jennifer Yum and I’m a Senior Director on the Masterworks acquisitions team.

Our latest offering is a painting by Yoshitomo Nara. Nara’s market has seen strong results in recent years and continued momentum. In 2021, Nara’s auction turnover reached an all time high for the artist, totaling over $136 million, ranking him fourteenth among all artists and second among Japanese artists, only behind Yayoi Kusama.

To provide investment quality paintings by the artist, our acquisitions team has reviewed over 100 examples of Nara’s work from around the world, many of which are priced in excess of $5 million. Of these examples, this is the second we have selected to be offered on the Masterworks platform.

Entitled “xKxaxpxuxtxtx xPxuxpx xKxixnxgx,” the Painting being offered today was executed in 1999 and depicts a lone, white puppy clad with a studded collar and gold crown and is executed using Nara’s desirable stitched jute technique.

As of October 2022, works featuring the white puppy, but excluding the desirable stitched jute strips, have achieved prices in excess of $1 million at auction. These include: “Drumming with Bones” (2000), which sold for approximately $1.15 million at iART Co. in Tokyo, Japan in February 2022, and “Dog in Boy” (1995), which sold for the equivalent of $800,000 at Christie’s, Hong Kong in December 2021.

Examples that contain both a similar subject matter and stitched jute strips, like the Offering, have shown a strong price appreciation, with works like “Kamehamma-Ha” (2004) appreciating at an annualized rate of 27.7% between November 2012 and September 2017.

Between May 2004 to February 2022, auction sales of all the similar works to our offering have increased at an estimated annualized appreciation rate of 19.9%.